August 6, 2025

Peter Tassiopoulos
Chief Executive Officer
ALT5 Sigma Corporation
325 E. Warm Springs Road, Suite 102
Las Vegas, NV 89119

       Re: ALT5 Sigma Corporation
           Registration Statement on Form S-3
           Filed August 1, 2025
           File No. 333-289176
Dear Peter Tassiopoulos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Peter Campitiello, Esq.